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14030172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREDERICKS MICHAEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 PARK AVENUE - 8TH FLOOR
(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH BOYAR 212-732-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CURCIO, WIESELTHIER + COHEN
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 1500 (Address), NEW YORK (City), N.Y. (State) 10001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/14

OATH OR AFFIRMATION

I, KENNETH BOYAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREDERICKS MICHAEL SECURITIES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, CCO

Title

Sworn to before me on This 20th day of February 2014

Notary Public


BIBI H SINGH
Notary Public - State of New York
NO. 01SI6147880
Qualified in Bronx County
My Commission Expires June 19, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500 NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2013, and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amount and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and by the PCAOB. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Curcio, Wieselthier & Cohen, CPA's, P.C.

New York, New York
February 6, 2014

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500 NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To The Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

Report of Independent Registered Public Accounting Firm on Internal Controls of a Broker Dealer Claiming Exemption from Securities and Exchange Commission Rule 15c3-3

In planning and performing our audit of the financial statements of Fredericks Michael Securities, Inc. for the years ended December 31, 2013 and 2012, in accordance with the auditing standards generally accepted in the United States of America and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the period computations of aggregate indebtedness (or aggregate debits) and net capital Rule (17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences requires by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by a management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations of internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, detect, and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph's and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report and considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and used of the Board of Directors, management and the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Curcio, Wieselthier & Cohen, CPA's, P.C.

New York, New York
February 6, 2014

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2013	2012
ASSETS		
Current Assets:		
Cash	$ 16,011	$ 16,047
Due from Related Party	53,210	95,255
Prepaid Expenses and Taxes	1,929	4,964
Total Current Assets	71,150	116,266
Property and Equipment - Net	-	-
Deferred Taxes	15,893	5,073
Total Assets	$ 87,043	$ 121,339
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 10,000	$ 10,000
Total Current Liabilities	10,000	10,000
Stockholders' Equity:		
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and Outstanding)	100	100
Additional Paid-In Capital	73,900	73,900
Retained Earnings	3,043	37,339
Total Stockholders' Equity	77,043	111,339
Total Liabilities and Stockholders' Equity	$ 87,043	$ 121,339

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report."

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

	2013	2012
Revenue:		
Advisory Income	$ 41,155	$ 84,676
Total Revenue	41,155	84,676
Operating Expenses		
Facilities Charge	51,600	49,200
Legal and Accounting Fees	24,400	24,400
Regulatory and Consulting Fees	8,787	2,847
Office and Other Operating Expenses	1,248	1,239
Total Operating Expenses	86,035	77,686
Net Income (Loss) From Operations	(44,880)	6,990
Other Income and (Expenses)		
Interest Income	2	6
Total Other Income and (Expenses)	2	6
Income (Loss) Before Provision for Income Taxes	(44,878)	6,996
Provision for Income Taxes		
Current	238	465
Deferred	(10,820)	2,295
Total Provision for Income Taxes	(10,582)	2,760
Net Income (Loss)	$ (34,296)	$ 4,236

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report."

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2012	$ 100	73,900	33,103	107,103
Net Income (Loss)	-	-	4,236	4,236
Contributions	-	-	-	-
Balance at December 31, 2012	$ 100	$ 73,900	$ 37,339	$ 111,339
Balance at January 1, 2013	$ 100	$ 73,900	$ 37,339	$ 111,339
Net Income (Loss)	-	-	(34,296)	(34,296)
Contributions	-	-	-	-
Balance at December 31, 2013	$ 100	$ 73,900	$ 3,043	$ 77,043

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2013	2012
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (34,296)	$ 4,236
Adjustments To Reconcile Net Income To Net Cash		
Provided By Operating Activities:		
Deferred Taxes	(10,820)	2,294
(Increase) or Decrease in Current Assets:		
Due from Related Party	42,045	(7,201)
Prepaid Expenses and Taxes	3,035	678
Increase or (Decrease) in Current Liabilities:		
Accounts Payable	-	-
Net Cash Provided By (Used For) Operating Activities	(36)	7
Cash Flows From Investing Activities:		
None	-	-
Net Cash Provided By (Used For) Investing Activities	-	-
Cash Flows From Financing Activities:		
Contributions to Additional Paid in Capital	-	-
Net Cash Provided By (Used For) Financing Activities	-	-
Net Increase (Decrease) in Cash	(36)	7
Cash at Beginning of Year	16,047	16,040
Cash at End of Year	$ 16,011	$ 16,047
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Taxes	$ 238	$ 465
Interest	$ -	$ -

The accompanying notes are an integral part of the financial statements.

"See independent auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. ("The Company") is a privately held New York corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is also a member of the National Association of Securities Dealers, Inc., Financial Industry Regulatory Authority, and the Public Company Accounting Oversight Board (United States).

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Property, Equipment and Depreciation

Property, and Equipment are recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

D) Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

D) Income Taxes - (continued)

The Company adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the years ended December 31, 2013 and 2012, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable to the Company's net operating loss (NOL) tax carry-forwards. As of December 31, 2013, the Company has for federal, state and local tax return purposes, net operating losses totaling $61,483 expiring over the next 20 years. The tax benefit of the NOL carry forwards are included in the Company's calculation of its deferred tax asset. As of December 31, 2013, the amount of deferred tax assets totaled $15,893.

Realization of the deferred tax asset is dependent on the Company generating sufficient taxable income prior to the expiration of the NOL carry forwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. As such, a provision for a valuation allowance was deemed unnecessary.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2010.

E) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

F) Regulatory Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the PCAOB'and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

G) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H) Management Review

The Company has performed an evaluation of subsequent events through February 6, 2014, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2013.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2013	2012	Estimated Useful Life
Office Furniture	$ 37,469	$ 37,469	5 Years
Computer and Office Equipment	9,913	9,913	1- 3 Years
Total Property and Equipment	47,382	47,382	
Less: Accumulated Depreciation	(47,382)	(47,382)	
Net Property and Equipment	$ -	$ -	

As property and equipment is fully depreciated, no depreciation expense was incurred for the years ended December 31, 2013 and 2012

NOTE 3 - RELATED PARTY TRANSACTIONS

A) Due From Related Party

The amount due from the Company is pursuant to an Income and Cost Sharing agreement with a related party whereby the Company participates in advisory services with the related party. The amounts due from the related party as of December 31, 2013 and 2012 totaled $53,210 and $95,255, respectively.

B) Major Source of Income

For the years ended December 31, 2013 and 2012, one hundred percent (100%) of the Company's advisory income was originated from the related party.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

Substantially, all of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the years ended December 31, 2013 and 2012 the amounts covered by federal deposit insurance are $250,000 and $250,000, respectively. As of December 31, 2013 and 2012, there were no uninsured amounts.

NOTE 5 - PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

	2013	2012
Current:		
Federal Corporation Tax	$ -	$ -
New York State Franchise Tax	197	390
New York City Corporation Income Tax	41	75
Total Current Taxes	$ 238	$ 465

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

(continued)

NOTE 5 - PROVISION FOR INCOME TAXES - (continued)

	2013	2012
Deferred:		
Federal Corporation Tax	$ 6,833	$ 1,081
New York State Franchise Tax	44	577
New York City Corporation Income Tax	3,943	637
Total Deferred Taxes	$ 10,820	$ 2,295

Income taxes payable as of December 31, 2013 and 2012 totaled $238 and $465, respectively.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 6, 2014, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2013.

FREDERICKS MICHAEL SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2013 AND 2012

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31,

	2013	2012
Net Capital		
Total stockholders' equity	$ 77,043	$ 111,339
Deduct: stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualifies for net capital	77,043	111,339
Add: subordinated borrowings allowable in computation of	-	-
Total capital and allowable subordinated borrowings	77,043	111,339
Deductions and/or changes:		
Non-allowable assets:		
Due from related party	53,210	95,255
Prepaid expenses	1,929	4,964
Deferred Taxes	15,893	5,073
Total deductions and/or changes:	71,032	105,292
Net Capital before haircuts on securities positions	6,011	6,047
Haircuts on securities	-	-
Net Capital	$ 6,011	$ 6,047
Aggregate indebtedness		
Items included in statements of financial conditions:		
Account payable, accrued liabilities, accrued expenses and other items included in statements of financial conditions	$ 10,000	$ 10,000
Total aggregate indebtedness	$ 10,000	$ 10,000
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 1,011	$ 1,047
Excess net capital of the greater of 10 percent of total aggregate Indebtness or 120 percent of minimum net capital required	$ 11	$ 47
Percentage of aggregate indebtedness to net capital	166%	165%
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2013 and 2012):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$ 6,011	$ 6,047
Net audit adjustments resulting in increased capital	-	-
Net Capital per above	$ 6,011	$ 6,047

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2013 AND 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2013 AND 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS
SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2013 AND 2012

NONE